UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                  FORM 15





CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                      Commission File Number 0-23050

                       Spreckels Industries, Inc.
          (Exact name of registrant as specified in its charter)

   6805 Morrison Boulevard, Suite 450, Charlotte, North Carolina 28211
     (Address, including zip code,and telephone number, including area code, of registrant's principal executive offices)

            Class A Common Stock, $.01 par value per share
         (Title of each class of securities covered by this Form)

                               None
    (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)  [X]   Rule 12h-3(b)(1)(ii) [ ]
          Rule 12g-4(a)(1)(ii) [ ]   Rule 12h-3(b)(2)(i)  [ ]
          Rule 12g-4(a)(2)(i)  [ ]   Rule 12h-3(b)(2)(ii) [ ]
          Rule 12g-4(a)(2)(ii) [ ]   Rule 15d-6
          Rule 12h-3(b)(1)(i)  [ ]

Approximate number of holders of record as of the certification notice date:

     There are 113 shareholders of record.
















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     Pursuant to the requirements of the Securities Exchange Act of 1934,
Spreckels Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:  November 4, 1996                 SPRECKELS INDUSTRIES, INC.

                                        By:/s/ Robert L. Montgomery,Jr.
                                        Name: Robert L. Montgomery,Jr.
                                        Title: Treasurer




Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


































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